December 2, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Marion Graham

Re:	Motorsport Games Inc.
Registration Statement on Form S-3
Filed November 25, 2024
File No: 333-283444

Dear Ms. Graham:

Motorsport Games Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-283444), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Wednesday, December 4, 2024, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and/or Patrick Egan of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

MOTORSPORT GAMES INC.

By:	/s/ Stephen Hood
Name:	Stephen Hood
Title:	Chief Executive Officer

cc:	Leslie Marlow, Blank Rome LLP
Patrick Egan, Blank Rome LLP